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                                                                    EXHIBIT 4(a)


                             FIRST AMENDMENT TO THE
                        1997 EQUITY PARTICIPATION PLAN OF
                                DUANE READE INC.

            Duane Reade Inc. (the "Company"), a corporation organized under the laws of the State of Delaware, by resolution of its Board of Directors (the "Board") adopted the 1997 Equity Participation Plan of Duane Reade Inc. (the "Plan"), effective as of June 18, 1997. Section 10.2 of the Plan allows the Board to amend the Plan in certain respects at any time or from time to time.

            In order to amend the Plan in certain respects, this Amendment to the Plan has been adopted by a resolution of the Board on December 15, 1998, effective as set forth herein. This amendment to the Plan, together with the Plan, constitutes the entire Plan as amended to date.

            1. AMENDMENT TO SECTION 1.14(I). Section 1.14(i) of the Plan is amended, effective as of December 15, 1998, to read in its entirety as follows:

            "(i) the average closing price of a share of Common Stock on the principal exchange on which shares of Common Stock are then trading, if any (or as reported on any composite index which includes such principal exchange), over the five trading days immediately preceding the date of determination, or"

            2. AMENDMENT TO SECTION 2.1(A). Section 2.1(a) of the Plan is amended, effective as of December 15, 1998, to provide that the aggregate number of shares of Common Stock which may be issued upon the exercise of stock options or other awards under the Plan pursuant to Section 2.1(a) shall be increased from 1,321,181 shares to 1,971,181 shares; PROVIDED, HOWEVER, that the foregoing increase in the number of shares that may be issued upon exercise of stock options or other awards under the Equity Plan shall not be effective without the approval of a majority of the Company's stockholders given on or before December 15, 1999; PROVIDED, FURTHER, that if the Company's stockholders do not approve the foregoing increase prior to December 15, 1999, any stock options or other awards granted with respect to a number of shares in excess of 1,321,181 shall be void ab initio.

            3. AMENDMENT TO SECTION 2.1(B). Section 2.1(b) of the Plan is amended, effective as of December 15, 1998, to read in its entirety as follows:

            "(b) The maximum number of shares which may be subject to Options, awards of Restricted Stock, Performance Awards, Dividend Equivalents, awards of Deferred Stock, Stock Payments or Stock Appreciation Rights granted under the Plan to any individual in any calendar year shall not exceed the Award Limit. To the extent required by Section 162(m) of the Code, shares subject to Options which are canceled shall continue to be counted against the Award Limit."

Dated: March 30, 1999               DUANE READE INC.



                                    By:    /s/ William J. Tennant
                                        --------------------------------
                                       William J. Tennant
                                       Senior Vice President, Chief
                                       Financial Officer and Secretary